EXHIBIT 12.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	THREE MONTHS ENDED MARCH 31,
	2003	2004
	(As restated)
Computation of Earnings:
Income (loss) before income taxes, minority interests and cumulative effect of change in accounting principle	$(74,057)	$(70,051)
Add:
Fixed charges (as computed below)	86,287	74,512

	$12,230	$4,461

Computation of Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends:
Interest expense	$55,150	$56,546
Amortization of deferred financing costs and discounts on long-term debt	17,488	2,960
Interest component of operating lease expense	13,649	15,006

Fixed charges	86,287	74,512
Preferred stock dividends	14,958	9,696

Combined fixed charges and preferred stock dividends	$101,245	$84,208

Ratio of Earnings to Fixed Charges	—	—

Deficiency of Earnings to Cover Fixed Charges	$74,057	$70,051

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—	—

Deficiency of Earnings to Cover Combined Fixed Charges and Preferred Stock Dividends	$89,015	$79,747